October 24, 2024

By EDGAR Submission

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ms. Doris Stacey Gama and Mr. Chris Edwards

Re:	BeiGene, Ltd.
Registration Statement on Form S-4
Filed August 7, 2024
File No. 333-281324

Dear Ms. Doris Stacey Gama and Mr. Chris Edwards:

BeiGene, Ltd. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-4 filed on August 7, 2024, as set forth in your letter dated October 18, 2024 addressed to Mr. John Oyler, Chief Executive Officer and Chairman of the Company. For your convenience, the Staff’s comments are reproduced in bold type below, followed by the Company’s responses thereto.

Registration Statement on Form S-4

Risk Factors

1.We note your response to prior comment 2 as reflected in the Current Report on Form 8-K that was filed on September 30, 2024. In particular, we note in the summary of risk factors you discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. Please also include that the rules and regulations in China can change quickly and with little advance notice. In addition, given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise your risk factors to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Specifically, please highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Further, in the risk factor summary, please include the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. For additional guidance, please see the Division of Corporation Finance's Sample Letters to China-Based Companies issued by the Staff in December 2021 and July 2023.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company will revise the amended and restated risk factors contained in the Current Report on Form 8-K filed by the Company on September 30, 2024 to provide additional disclosures responsive to the Staff’s comment, as follows:

Summary of Risk Factors

[…]

•The PRC government may intervene or influence our operations at any time, and has the ability to exert significant oversight and control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and~~, as a result, may~~ limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

•There are uncertainties regarding the interpretation and enforcement of Chinese laws, rules and regulations, and rules and regulations in China can change quickly with little advance notice.

[…]

*The PRC government may intervene or influence our operations at any time, and has the ability to exert significant oversight and control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and~~, as a result, may~~ limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government may intervene or influence our operations at any time, or may exert control over operations of our business, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For example, the PRC government has indicated its intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies. If the PRC authorities attempt to exercise such control or influence through regulation over our PRC subsidiaries, we could be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely, which could adversely affect our business, results of operations and financial condition. Any such action, once taken by the PRC government, could result in a material change in our operations, and could also significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Additionally, ~~For example,~~ the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, in July 2021, the relevant PRC government authorities made public the Securities Opinions, which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas listed companies.

Furthermore, in July 2021, the PRC government provided guidance on China-based companies raising capital outside of China, including through VIE structures. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. In February 2023, the CSRC released the Overseas Listing Trial Measures and five relevant guidelines which became effective as of March 31, 2023. According to the Overseas Listing Trial Measures, where Chinese companies that have directly or indirectly listed securities in overseas markets conduct follow-on offering of equity securities in such overseas markets, they shall fulfill the filing procedures with and report relevant information to the CSRC. As the Overseas Listing Trial Measures are subject to changes and may continue to evolve, we cannot assure you that we would not be deemed as an indirect overseas listed Chinese company under the Overseas Listing Trial Measures. If we are deemed as an indirect overseas listed Chinese company but fail to complete the filing procedures with the CSRC for any of our follow-on offerings or follow relevant reporting requirements thereunder, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council. See also the section of our Annual Report titled “Part I—Item 1—Business—Government Regulation—PRC Regulation—Regulations Relating to Overseas Listing”. We are currently evaluating the implications and potential impact of the Overseas Listing Trial Measures and will continue to closely monitor the interpretation and implementation of the Overseas Listing Trial Measures. Due to our operations in China and stock listings in and outside of China, the Overseas Listing Trial Measures and any future PRC, U.S. or other rules and regulations that place restrictions on capital raising could adversely affect our business and results of operations and could significantly limit or completely hinder our ability to offer or continue to offer our ADSs or ordinary shares to investors, and could cause the value of our ADSs or ordinary shares to significantly decline or become worthless.

In February 2023, the CSRC and other PRC governmental authorities jointly issued the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Revised Confidentiality Provisions”), which became effective as of March 31, 2023. According to the Revised Confidentiality Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall comply with procedures stipulated by national regulations. The Chinese companies shall also provide a written statement of the specific sensitive information provided when providing materials to securities service providers, and such written statements shall be retained for inspection. The interpretation and implementation of the Revised Confidentiality Provisions may continue to evolve.

Currently, these statements and regulatory actions have had no impact on our daily business operations or our ability to accept foreign investments and list our securities on a U.S. or other foreign exchange. However, it is highly uncertain how the legislative or administrative agencies will further interpret, modify or implement such laws and regulations, or if they will promulgate any new laws or regulations, and their potential impact on our daily business operations, the ability to accept foreign investments and list our securities on a U.S., Hong Kong, or other stock exchanges. There are still substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in practice and whether we are required to obtain any specific regulatory approvals from PRC governmental authorities for our offshore offerings. If PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company face potential uncertainty from actions taken by the government authorities affecting our business. Any intervention by the PRC government in our operations could undermine our business plan and cause the value of an investment in the Company to significantly decline or become worthless.

***

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact Edwin O’Connor of Goodwin Procter LLP at EOConnor@goodwinlaw.com or (212) 813-8853.

Sincerely,

/s/ Chan Lee
Chan Lee
Senior Vice President, General Counsel

Enclosures

cc:	Aaron Rosenberg, Chief Financial Officer, BeiGene, Ltd.
Qing Nian, Head of Legal North America & Corporate, BeiGene, Ltd.
Edwin O’Connor, Goodwin Procter LLP
Marishka DeToy, Goodwin Procter LLP
Folake Ayoola, Goodwin Procter LLP